Afya Announces Changes to its Board of Directors

April 19th, 2022 Nova Lima, Minas Gerais, Brazil -- Afya Limited, or Afya (Nasdaq: AFYA), announced that Mr. Paulo Passoni, a board member since May 2021, has submitted his resignation letter as a member of the Board of Directors. Mrs. Maria Tereza Azevedo was appointed as his replacement effective as of today.

Maria Tereza Azevedo joined Softbank LatAm fund in 2021 as Investment Director leading the Education industry. Prior to joining Softbank, she was an Executive Director at Santander and Director at UBS Investment Bank leading the TMT strategy and LatAm Education and the Technology, Media, and Telecommunications teams, respectively. She has extensive experience in helping LatAm companies access the equity capital markets and holds a master’s degree in Corporate Finance and a bachelor’s degree in Economics Science from IBMEC. Maria Tereza also serves as a board member of Descomplica and UOL EdTech.

Afya’s Board of Directors is composed of three members of the Esteves family, including its non-executive Chairman, three members of Bertelsmann SE& Co. KGaA, one member from Softbank, and four independent members, resulting in a diversity of skills and experience to enhance Afya’s decision-making:

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br